Mail Stop 3561

March 28, 2007

Dr. George W. Taylor
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, New Jersey 08534

> **Re: Ocean Power Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 19, 2007**
> **File No. 333-138595**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 80

1. We note your response to comment 11 in our letter dated February 26, 2007; however, we reissue that part of our comment asking you to disclose the natural persons with investment power over the shares held by Henderson Global Investors Limited.

Item 16. Exhibits, page II-3

2. Please file the marketing cooperation agreement entered into with Lockheed in September 2006, or advise us.

Exhibit 23.1

3. Please obtain a currently dated consent from your auditor. See Item 601(b)(23) of Regulation S-K for guidance.

Exhibit 23.2

4. Please obtain a currently dated consent from your auditor. See Item 601(b)(23) of Regulation S-K for guidance.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or James Allegretto, Senior Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert A. Schwed, Esq.
       Fax: (212) 230-8888